RAICE, PAYKIN, GREENBLATT, LESSER & KRIEG LLP

ATTORNEYS AT LAW

185 MADISON AVENUE, 10TH FLOOR

NEW YORK, NEW YORK 10016

_______________________________________

(212) 725-4423 • FAX (212) 684-9022

PINCHUS D. RAICE**	COUNSEL
JOSEPH N. PAYKINΔ
JUDAH D. GREENBLATT++	CLAUDIO H. BERGAMASCO**
Robert I. Lesser**	LESLIE A. MARTEY*
CHARLES D. KRIEG *	DAVID J. MINDER*
DAVID C. THOMAS*	PARSHHUERAM T. MISIR**
JAMES KLATSKY*	MARTIN MUSHKIN***
DAVID J. WOLKENSTEIN*	JOHN M. TANNENBAUM+

*	ADMITTED IN NY
**	ADMITTED IN NY AND NJ
***	ADMITTED IN NY and CT
Δ	ADMITTED IN NY AND FL
++	ADMITTED IN NY, NJ and CT
+	ADMITTED IN NY, CT AND DC

May 28, 2005

Rolaine S. Bancroft, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Stop 0305

Re:       VirTra Systems, Inc. Registration No. 333-123890

Dear Ms. Bancroft:

Here it is Amendment 2 to the registration statement. We have responded to your comments below as indicated. A redlined hard copy accompanies the hard copy of this letter.

Registration Statement Cover Page

1.         Please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box," and check the box.

Response: Change made

2.         Please complete the calculation of registration fee table. Refer to Form SB-2.

Response: Change made.

Prospectus Cover Page

3.         We note that you may receive additional proceeds from the sale to the Dutchess funds of shares issuable upon the exercise of any warrants that they may exercise. Please revise to clarify the terms of the additional proceeds that you may receive. Also, please revise in the Use of Proceeds section on page 11.

Response: Change made

4.         Please revise to disclose here that your auditors have issued a going concern opinion.

Response: Change made.

5.         This prospectus registers saless not resales. Please revise cover page and elsewhere to clarify that.

Response: Changes made.

Prospectus Summary, page 2

6.         Please revise the first paragraph to disclose your revenues and loss for the most recent audited period and interim stub.

Response: We have revised to show the profit for the most recent audited period And the loss for the interim stub period.

7.         Also disclose here the information in the first paragraph under Liquidity on page 20.

Response: Change made.

The Offering, page 3

8.         It appears that the selling shareholders will sell 750,000 shares issuable upon the exercise of warrants. Please revise your disclosure to briefly discuss the terms of the warrants.

Response: Change made.

Risk Factors, page 4 General

9.         Revise your subheadings throughout this section to ensure that it reflects the risk that you discuss in your text. Several of your subheadings merely state facts about your company, such as "We expect our stock price to be volatile" on page 6; "We depend heavily on the continued service of our chief executive officer" on page 7; "We are in default on certain equipment leases" on page 7; and "A majority of our shareholders can elect all of our directors" on page 7. Succinctly state in your subheadings the risk that may result from the facts or uncertainties.

Responds: Changes made.

10.       Please add a risk factor that your history of not paying your debts may make it difficult or impossible to obtain a bank loan or advise why one is not necessary. See Convertible Promissory Notes on page 36.

Response: We have added the risk factor. Please note that the Company currently has two bank loans outstanding, though both are on a secured basis.

Other companies with more resources and greater name recognition, page 5

11.       Please revise this subheading to reflect the risk that your patent, licenses on patents and patents pending will provide only limited protection that you discuss in the text.

Response: Change made.

Our operating results may fluctuate significantly, page 5

12.       We do not understand the reference to securities analysts in the last sentence and elsewhere in the filing as we are not able to locate any analysts who follow your stock. Please revise or advise.

Response: We have removed the reference to securities analysts from this risk factor.

The success of our new line of virtual reality simulators will be affected, page 5

13.       Please include quantified information so that investors can gauge how serious this risk is. What is the aggregate dollar amount of firm orders you have from each of the three entities you name?

Response: We have indicated the dollar amounts sold to each of these customers and the current status of the units purchased by these entities. In our business, the concept of "firm orders" is not completely meaningful. Frequently we receive an oral commitment to purchase units subject to the availability of the required funding. When the funding is received by the agency they place a purchase order and we deliver against that purchase order. For example, we have received an oral commitment for a large order from one branch of the military, subject to passage of the supplemental appropriation recently approved by Congress. We expect purchase orders for that large order in a matter of days.

We cannot predict our future capital needs, page 6

14.       Disclose here and in the Summary the amount of funds necessary to sustain operations for the next twelve months.

Response: Change made.

15.       Please revise to clarify what you mean by "non-dilutive discounted purchase order financing."

Response: Change made.

We are in default on certain equipment leases, page 7

16.       Please revise to quantify the dollar amount of the default.

Responds: Change made.

We may not have enough funding to complete our business plan, page 8

17.       Delete the next-to-last sentence which appears to say you are being harmed by having to follow securities laws.

Response: We believe this language is entirely appropriate. Issuers are frequently required to disclose that compliance with legal requirements will have an adverse impact on their business. We do not believe the securities laws are any different from other legislation in that respect. In our case, the Commission's position that a filing of a registration statement constitutes a general solicitation precluding a private placement while the registration statement remains in effect, except to not more than two or three large institutional investors, means that we cannot get additional financing from Dutchess -- the most logical source of additional financing -- on a convertible instrument until the offering we are registering as been completed. And this is so even though any such sale of securities to Dutchess would not be the result of any such public solicitation.

Selling Shareholders, page 10

18.       Please refer to footnote (2). Please revise to disclose your basis for assuming that the conversion price will be $0.33.

Response: Change made.

19.       Please confirm supplementally whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Response: We confirm that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Management's Discussion and Analysis, page 18 Results of Operations

20.       Refer to the second paragraph on page 19. Please revise to quantify each of the causes for the increase in G&A.

Response: Change made.

21.       Please refer to the next-to-last paragraph of this section. We note your disclosure on page 7, that you remain in default for the remaining notes that were not converted to equity. Please revise in this section to disclose that you are in default and quantify the amount.

Response: Change made.

Liquidity and Plan of Operations, page 20

22.       We note your disclosure on page 7, that you remain in default for equipment lease payments. Please revise to disclose in this section that you are in default to leaseholders and quantify the amount.

Response: Changes made

23.       Please revise to disclose your monthly "burn rate." Also, please discuss the amount of funds necessary to sustain operations for the next twelve months.

Response: Change made.

24.       Please remove the references to the equity line from the second paragraph of this section and the last paragraph of this section.

Response: In so far as the discussion related to our previous sources of liquidity, we believe mention of the earlier equity line is appropriate. We have made it clear, where appropriate, that the discussion of the equity line relates to that past equity line and have deleted the discussion of the 2005 equity line that was subsequently terminated.

Business, page 21

25.       We could not locate your description of property as required by Item 102 of Regulation S-B. Please revise or advise.

Response: We have added a description of property.

26.       We note that you have capitalized development costs. Please disclose in this section the information required by Item 101(a)(10), if material.

Response: We assume you are referring to Item 101(b)(10). We have added that information, under the caption "Research and Development."

Entertainment/Amusement, page 21

27        Please supplementally tell us why you have included a discussion of VR Zones if you left the market in 2003. Also, please clarify whether the entertainment/amusement market is still part of your business.

Response: The "VR Zones" is where we developed, and proved the durabilty of, our core, 360-degree virtual reality technology. We expect to take the Immersa-Dome to the home entertainment market once cost efficiencies have been ontained, and we have revised the text to so indicate

Advertising/Promotion, page 22

28.       We note your bulleted list of projects. Please revise to state the time frame when you were involved in these projects.

Response: Change made.

Training/Simulation Products, page 23

29.       Please revise the last sentence of this section to disclose the aggregate dollar amount of enforceable contracts for these products. If the amount of any contract is so material to your results that it should be filed, please file it with the next amendment. If none is, please disclose that fact and supplementally support it.

Response: As suggested above, the concepts of backlog and firm commitment orders has little relevance to the Company's business. We have added an appropriate explanation of that fact.

30.       Revise the Business section to provide the price or price range for each of your products. If you have not had sales for a product, disclose that fact.

Response: Changes made.

31.       Do you depend on one or a few major customers? If so, please revise to disclose for each of your markets. Refer to Item 101(b)(6) of Regulation S-B.

Response: We have added a new section entitled "Dependence on Limited Number of Customers."

Significant Employees, page 29

32.       Please revise to briefly describe each person's business experience during the past five years. Refer to Item 401 (a) and (b).

Response: Changes made.

Executive Compensation, page 30

33.       We note your disclosure of restricted stock awards for Mr. Jones and Mr. Wells. Please revise to disclose information required by Instruction 2 to Item 402(b)(2)(iv) of Regulation S-B or advise.

Response: Change made.

34.       We note your disclosure of "Securities Underlying Options/SARs" for Mr. Jones, Mr. Ferris, Ms. Biggs and Mr. Kitchen. Please revise the table to disclose the sum of the number of underlying stock options granted as required by Item 402(b)(2)(iv) of Regulation S-B.

Response: Change made.

35.       We note that you have named Michael Kitchen an executive officer pursuant to Item 402(a)(2) of Regulation S-B. Accordingly, please include Mr. Kitchen in your options granted table on page 31.

Response: These options were actually issued in September of 2003. We have revised the table to reflect that fact.

Principal Shareholders, page 32

36.       According to your disclosures on page 11, it seems that you consider Dutchess a beneficial owner of your stock. Please revise your principal shareholder table to disclose beneficial ownership information for both Dutchess funds.

Response: Under the terms of the debentures, the number of shares that may be issued upon conversion may not exceed 4.99% of the Company's outstanding common stock. Accordingly, we believe Dutchess's beneficial ownership for purposes of this requirement would not exceed the 5% threshold. See Section 3.2(i) of the debentures.

Convertible Promissory Notes/Promissory Notes, page 36

37.       Refer to the first paragraph. Please revise to clarify if you are in default with respect to this note.

Response: We have modified the language to indicate that if the note is not barred by the statute of limitations, we are in default under it.

Warrants, page 37

38.       We note that you are contesting the warrants issued to Swartz Private Equity L.P. Please expand your disclosure to briefly describe why you are contesting the warrants or advise.

Response: Change made.

Signature Page

39.       Please revise to reflect that the controller or accounting officer has signed the Registration Statement. Please see Instructions for Signatures on Form SB-2.

Response: We have added Chief Accounting Officer to Mr. Jones' signature line.

Very truly yours,

David C. Thomas